Exhibit 3.1

 CERTIFICATE OF DESIGNATION

OF

PROVISION HOLDDING, INC.

ESTABLISHING THE DESIGNATIONS, PREFERENCES,

LIMITATIONS AND RELATIVE RIGHTS OF ITS

SERIES A PREFERRED STOCK

On behalf of Provision Holding, Inc., a Nevada corporation (the “Corporation”), the undersigned hereby certifies that the following resolution has been duly adopted by the board of directors of the Corporation (the “Board”):

RESOLVED, that, pursuant to the authority granted to and vested in the Board by the provisions of the articles of incorporation of the Corporation (the “Articles of Incorporation”) and the provisions of Section 78.1955 of the Nevada General Corporation Law, there hereby is created, out of the four million (4,000,000) shares of preferred stock, par value $0.001 per share, of the Corporation authorized by the Articles of Incorporation, Series A Preferred Stock, consisting of one thousand (1,000) shares, which series shall have the following powers, designations, preferences and relative participating, optional and other special rights, and the following qualifications, limitations and restrictions:

SECTION 1.  DESIGNATION OF SERIES.  The shares of such series shall be designated as the “Series A Preferred Stock” (the “Series A Preferred Stock”) and the number of shares initially constituting such series shall be up to One Thousand (1,000) shares.

SECTION 2.DIVIDENDS.  The holders of the Series A Preferred Stock shall not be entitled to receive dividends paid on the Common Stock.

SECTION 3.  LIQUIDATION PREFERENCE.  The holders of the Series A Preferred Stock shall not be entitled to any liquidation preference.

SECTION 4.  VOTING.

4.1   Voting Rights.  The holders of the Series A Preferred Stock will have the shareholder voting rights as described in this Section 4 or as required by law only on matters approved by the Board of Directors.   For so long as any shares of the Series A Preferred Stock remain issued and outstanding, the holders thereof shall have the right to vote, in an amount equal to fifty-one percent (51%) of the total vote of the Corporation, for increases in the authorized share capital of the Corporation.  Such vote shall be determined by the holder(s) of a majority of the then issued and outstanding shares of Series A Preferred Stock.

For example, if there are 10,000 shares of the Corporation’s common stock issued and outstanding at the time of such a shareholder vote, the holders of the Series A Preferred Stock, voting separately as a class, will have the right to vote an aggregate of 10,408 shares, out of a total number of 20,408 shares voting.

SECTION 5.  CONVERSION RIGHTS.  The shares of the Series A Preferred Stock shall have no conversion rights.

SECTION 6.  REDEMPTION RIGHTS.  The shares of the Series A Preferred Stock shall be automatically, and without any required action by the Corporation or the holders thereof, redeemed by the Corporation at $0.10 per share on the first to occur of the following triggering events: (i) 90 days following the date on which this Certificate of Designation is filed with the Secretary of State of Nevada or (ii) on the date that Curt Thornton ceases, for any reason, to serve as officer, director or consultant of the Corporation, it being understood that if Mr. Thornton continues without interruption to serve thereafter in one or more capacities as officer, director or consultant of the Corporation this shall not be considered a cessation of service.

SECTION 7.  NOTICES.  Any notice required hereby to be given to the holders of shares of the Series A Preferred Stock shall be deemed given if deposited in the United States mail, postage prepaid, and addressed to each holder of record at his, her or its address appearing on the books of the Corporation.

SECTION 8.   MISCELLANEOUS.

(a)           The headings of the various sections and subsections of this Certificate of Designation are for convenience of reference only and shall not affect the interpretation of any of the provisions of this Certificate of Designation.

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(b)           Whenever possible, each provision of this Certificate of Designation shall be interpreted in a manner as to be effective and valid under applicable law and public policy.  If any provision set forth herein is held to be invalid, unlawful or incapable of being enforced by reason of any rule of law or public policy, such provision shall be ineffective only to the extent of such prohibition or invalidity, without invalidating or otherwise adversely affecting the remaining provisions of this Certificate of Designation. No provision herein set forth shall be deemed dependent upon any other provision unless so expressed herein. If a court of competent jurisdiction should determine that a provision of this Certificate of Designation would be valid or enforceable if a period of time were extended or shortened, then such court may make such change as shall be necessary to render the provision in question effective and valid under applicable law.

(c)           Except as may otherwise be required by law, the shares of the Series A Preferred Stock shall not have any powers, designations, preferences or other special rights, other than those specifically set forth in this Certificate of Designation.

IN WITNESS WHEREOF, this Certificate of Designations has been executed by a duly authorized officer of the Corporation on this 30th day of December, 2015.

PROVISION HOLDING, INC.

By:	/s/ Curt Thornton
Name: Curt Thornton Title: President and Chief Executive Officer

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